Douglas E. Scully Vice President, Corporate Counsel

The Prudential Insurance Company of America 751 Broad Street Newark, NJ 07102-3777 Tel 203 925-6960 douglas.scully@prudential.com
August 22, 2017

Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Prudential Annuities Life Assurance Corporation (“Registrant”)
Registration Statement on Form S-3
File No. 333-
Dear Sir/Madam:
Submitted for filing under the Securities Act of 1933 is the above-referenced registration statement on Form S-3. This filing is being submitted in light of the updating requirements imposed for Form S-3 under Rule 415.
It is our intention that this filing become effective on September 8, 2017, or as soon as practicable. We request accelerated effectiveness pursuant to Rule 461, and are enclosing acceleration requests herewith.
Please call me at (203) 925-6960 if you have any questions.
Very truly yours,
/s/ Douglas E. Scully
Douglas E. Scully